Exhibit 99.4

YANDEX N.V.

Nominating Committee Charter

(as adopted as of [•] 2019)

A.            Purpose

The purpose of the Nominating Committee (the “Committee”) of the Board of Directors (the “Board”) of Yandex N.V. (the “Company”) is to select and recommend for nomination by the Board persons for election as executive or non-executive directors of the Company (each a “Director”) at any General Meeting (as such term is defined in the Company’s articles of association). The Board shall not make any nomination of a person for election as a Director unless such person has been recommended pursuant to the provisions of this Charter.

This Charter should be applied in a manner consistent with all applicable laws, applicable governance codes and stock market rules and the Company’s articles of association, each as amended and in effect from time to time.

B.            Structure and Membership

1.             Number and Composition. The Committee shall consist of five (5) members, each of whom shall be Non-Executive Director, as follows:

•      One (1) Committee member shall be a Designated Director (as such term is defined in the Company’s articles of association) (the “DD Member”).

•      At least one additional Committee member shall be a citizen and resident of the Russian Federation (the “Resident Member”).

•      At least three (3) Committee members shall be Class II Directors (as defined in paragraph C.4 below) (the “Class II Members”).

2.             Subcommittees. The Committee shall be comprised of the following two subcommittees:

•      Subcommittee I, which shall consist of three (3) members, as follows: the DD Member, the Resident Member, and one (1) of the Class II Members; and

•      Subcommittee II, which shall consist of three (3) Class II Members.

3.             Independence. Except as otherwise permitted by the applicable rules of the Nasdaq Stock Exchange (or any other stock exchange on which the Company’s ordinary shares may be listed) and the Dutch Corporate Governance Code, each member of the Committee shall be an “independent director” as defined by such rules (the “Independence Criteria”).

4.             Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by unanimous vote. Unless the Committee determines otherwise by unanimous vote, each of Subcommittee I and Subcommittee II shall elect a Subcommittee Chair by unanimous vote.

5.             Compensation. The compensation of Committee members shall be as determined by the Board.

6.             Selection and Removal. Members of the Committee shall be appointed by a Board decision taken with a simple majority, upon the recommendation of the full Committee, subject to the requirements set forth in paragraph B.1 above. The Board shall determine which Committee members shall be members of Subcommittee I and which Committee members shall be members of Subcommittee II, subject to the requirements set forth in paragraph B.2 above. The Board may decide to remove members of the Committee, other than the DD Member, from such Committee with or without cause, by a Board decision taken with a simple majority.

C.            Authority and Responsibilities

1.             Discharge of responsibilities. The Committee shall discharge its responsibilities in a diligent manner and in accordance with its business judgment.

2.             Selection of Director Nominees. Except where the Company is legally required by contract, its articles of association or otherwise to provide third parties with the right to nominate Directors, including, for the avoidance of doubt, in respect of the Designated Directors, the Committee shall be responsible for selecting and recommending persons for nomination by the Board for appointment as Directors by the General Meeting, as set forth below.

Subcommittee I shall be responsible for selecting and recommending persons for nomination by the Board for appointment by the General Meeting as Class I Directors (as defined below). Any such recommendation shall require the affirmative vote of a simple majority of the members of Subcommittee I. The DD Member may veto any proposal for recommendation made by Subcommittee I by casting an affirmative vote against such proposal. Any use of the veto right of the DD Member as set out in the previous sentence shall require the prior approval of the holder of the Priority Share (as such term is defined in the Company’s articles of association). For the avoidance of doubt, the DD Member shall have no right of veto over any nominations for Class II Directors (as defined below).

Subcommittee II shall be responsible for selecting and recommending persons for nomination by the Board for appointment by the General Meeting as Class II Directors. Any such recommendation shall require the affirmative vote of a simple majority of the members of Subcommittee II.

3.             Criteria for Selecting Directors. Each candidate for nomination to serve as a Director must meet the selection criteria set forth in Part A of Schedule 1 (Criteria for Directors). The Board may waive such selection criteria by a Board decision taken with a simple majority. In selecting and recommending persons for nomination, the Committee shall consider the general criteria set forth in Part B of Schedule 1 (Criteria for Directors).

The Committee shall be responsible for reviewing with the Board, on an annual basis, the requisite skills and criteria for new Directors as well as the composition of the Board as a whole. The Committee may adopt, and periodically review and revise as it deems appropriate, procedures regarding Director candidates proposed by shareholders.

4.             Classes of Directors. Pursuant to the articles of association of the Company, the Board shall consist of twelve (12) members, of whom two (2) shall be Designated Directors. The remaining Directors shall, for purposes of this Charter, be divided into two classes, Class I Directors and Class II Directors.

The “Class I Directors” shall be the following current members of the Board, and each successor to each such current director (and each further successor thereto): Charlie Ryan, Herman Gref, Ilya Strebulaev and Mikhail Parakhin.

The remaining Directors, and each successor director to each such remaining director (and each further successor thereto), shall be “Class II Directors.”

In the event that any person becomes a Director other than upon a recommendation by the Committee pursuant to the procedures set forth in this Charter, such Director shall be a “Class II Director”.

5.             Search Firms. The Committee shall have the authority to retain and terminate any search firm to be used to identify potential nominees for selection and recommendation for nomination to the Board. In this regard, the Committee has the authority to approve the search firm’s fees and other retention terms. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of any search firm engaged by the Committee.

6.             Succession of Directors. The Committee shall oversee an annual review by the Board on succession planning, which shall include transitional leadership in the event of an unplanned vacancy.

D.            Procedures and Administration

1.             Meetings. Each of the Committee, Subcommittee I and Subcommittee II shall meet as often as it deems necessary in order to perform its responsibilities. Subcommittee I and Subcommittee II shall promptly report to the Committee and to the Board on any decision taken in Subcommittee I and Subcommittee II, respectively. In any event, the Committee and each Subcommittee shall meet at least six (6) months prior to the anticipated date of the annual General Meeting, and as promptly as possible after the occurrence of any vacancy on the Board, to identify and consider potential nominees for selection and recommendation for nomination by the Board, and shall propose potential candidate(s) for nomination to the Board at least three (3) months prior to the anticipated date of any such General Meeting. The Committee may also act by unanimous written consent in lieu of a meeting. The Committee shall keep such records of its meetings as it shall deem appropriate.

2.             Convocation. Committee or Subcommittee meetings shall be held at such time and place as the Committee Chair or the respective Subcommittee Chair, as the case may be, may from time to time determine. Committee meetings shall be convened by means of a written notice by the Chair or the respective committee Chair, as the case may be. All notices shall be given by e-mail and shall be deemed adequately delivered when the notice is transmitted.

3.             Notice Period. All Committee or Subcommittee members, as the case may be, shall be given at least ten (10) business days (in Moscow) prior notice of each Committee or Subcommittee meeting, as the case may be.  The foregoing notice period may be waived unanimously by all members of the Committee or the respective Subcommittee, as the case may be.

4.             Reports to the Board. The Committee shall report regularly to the Board and upon request of the Board.

5.             Charter. The Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval. Any amendments to this charter shall require the unanimous approval of the Board.

6.             Independent Advisors. The Committee is authorized, without further action by the Board, to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of such advisors as established by the Committee.

SCHEDULE 1

Criteria for Directors

Part A: Mandatory Criteria

No person shall be eligible for appointment or re-appointment as a Non-Executive Director if:

a.    Such person is currently, or within two years prior to appointment has been, a political appointee, a member of a governing body of a political party, a government official, a member or employee of any state apparatus, a member of parliament, or a political office-holder, in each case in respect of any country in the world.

b.    Such person is currently, or within two years prior to appointment has been, an employee of a company that is majority owned or controlled by any government (or any division thereof).

c.     Such person has any criminal record; is subject to disqualification under the Code of Administrative Offenses of the Russian Federation or to any administrative penalty for any offense listed in chapter 15 of the Code of Administrative Offenses of the Russian Federation (or, in each case, the comparable laws of any other jurisdiction).

d.    Such person is a person with whom the Company or its Board is prohibited by any applicable national or supra-national law or regulation from having any dealings.

e.     Such person has or within the two years prior to appointment has had a conflict of interest with the Company, meaning any commercial relationship with any business (other than in the areas/lines of activities in academic science, education and not-for-profit medicine) that competes with the Company (which, for the avoidance of doubt, shall include any business that competes with any business of the Company that generates more than one percent (1%) of the consolidated revenues of the Company for the six month preceding the Company’s last reporting date based on its consolidated financial statement prepared in accordance with US GAAP). For purposes hereof, a “commercial relationship” shall mean, in respect of such person or such person’s close relatives (spouse, parents, spouse’s parents, children, siblings or any relative sharing the person’s household) or entities controlled by such person or such person’s close relatives or in which such person or his/her close relatives have a shareholding of more than 1% in the case of a publicly listed company or 3% in the case of a private company, any of the following:

a.     an employment relationship;

b.     membership on the board of directors or equivalent body;

c.     any consulting relationship (whether paid or unpaid); or

d.     a shareholding in excess of 1% in the case of a publicly listed company or 3% in the case of a private company.

f.     As a result of the appointment of such person, the Board would fail to include at least a simple majority of members who satisfy the Independence Criteria.

Part B:

General Criteria

1.             Nominees should have a reputation for integrity, honesty and adherence to high ethical standards.

2.             Nominees should have demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Group, including, in particular, appropriate experience and expertise in the global technology field, and should be willing and able to contribute positively to the decision-making process of the Company.

3.             Nominees should have a commitment to understand the Group and its industry and to regularly attend and participate in meetings of the Board and its committees.

4.             Nominees should have the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Group, which include shareholders, employees, users, advertisers, governmental agencies, creditors and the general public, and to act in the interests of all stakeholders.

5.             Nominees should not have, nor appear to have, a conflict of interest that would impair the nominee’s ability to represent the interests of the Company and the interests of its stakeholders and to fulfill the responsibilities of a director.

6.             Nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law. The value of diversity on the Board should be considered.

Application of Criteria to Existing Directors

7.             The renomination of existing Directors should not be viewed as automatic, but should be based on continuing qualification under the criteria set forth above. In addition, the Committee shall consider the existing Directors’ performance on the Board and any committee.

Criteria for Composition of the Board

8.             The backgrounds and qualifications of the Directors considered as a group should provide a significant breadth of experience, knowledge and abilities that shall assist the Board in fulfilling its responsibilities.

9.             The Committee shall consider the appropriate mix and balance of nationalities represented on the Board, in light of the geographic footprint of the Group’s operations from time to time.